FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

2014 INTERIM RESULTS - HIGHLIGHTS

•	Reported profit before tax ('PBT') down 12% in the first half of 2014 ('1H14') at US$12,340m compared with US$14,071m in the same period in 2013 ('1H13').

•
Underlying PBT was down US$457m or 4% in 1H14 at US$12,560m compared with US$13,017m in 1H13, primarily reflecting the reduced effect of significant items (US$807m net reduction in PBT between 1H13 and 1H14, comprising lower revenue items of US$1,282m partly offset by lower operating expense items of US$475m).

•
Earnings per share and dividends per ordinary share (in respect of the period) for the first half of 2014 were US$0.50 and US$0.20, respectively, compared with US$0.54 and US$0.20 for the equivalent period in 2013. The second interim dividend was US$0.10.

•	Return on average ordinary shareholders' equity (annualised) was 1.3ppt lower at 10.7%, compared with 12.0% for the equivalent period in 2013.

•
Lower 1H14 revenue- 1H14 underlying revenue was US$31,359m, down US$1,361m or 4% from US$32,720m in the same period in 2013 mainly reflecting the reduced effect from significant items of US$1,282m. Excluding these items, revenue was broadly unchanged.

•
Higher 1H14 underlying operating expenses - 1H14 operating expenses were US$18,240m, 2% higher from US$17,959m in the same period in 2013. Excluding significant items, operating expenses increased by 4% in part reflecting increased investment in Risk, Compliance and Global Standards.

•
Capital - at 1H14, the CRD IV transitional basis CET1 capital ratio was 11.2%, up from 10.8% at 31 December 2013, and the end point CET1 capital ratio was 11.3%, up from 10.9%. This largely reflected capital generation and the benefit of higher fourth interim scrip take-up.

Stuart Gulliver, Group Chief Executive, said: 'These results demonstrate the resilience of our business model. Whilst regulatory uncertainty persists, our balance sheet remains strong and our continuing ability to generate capital supports both growth and our progressive dividend policy.'

	Half-year to 30 June
	2014	2013	Change
	US$m	US$m	%
Income statement and performance measures1
Reported profit before tax	12,340	14,071	(12)
Underlying profit before tax	12,560	13,017	(4)
Profit attributable to ordinary shareholders of the parent company	9,460	9,998	(5)
Cost efficiency ratio	58.6%	53.5%
Pre-tax return on average risk-weighted assets (annualised)	2.1%	2.6%

	At 30 June 2014	At 31 December 2013	Change
Capital and balance sheet2
CRD IV
Common equity tier 1 ratio (year 1 transition)	11.2%	10.8%
Common equity tier 1 ratio (end point)	11.3%	10.9%

Basel 2.5
Core tier 1 ratio		13.6%

	US$m	US$m	US$m

Loans and advances to customers	1,047,241	992,089	55,152
Customer accounts	1,415,705	1,361,297	54,408
CRD IV risk-weighted assets	1,248,572	1,214,939	33,633

For footnotes, see page 2.

Reconciliation of reported and underlying PBT

	Half-year to 30 June
	2014	2013
	US$m	US$m

Reported
Revenue3	31,167	34,372
Loan impairment charges and other credit risk provisions	(1,841)	(3,116)
Operating expenses	(18,266)	(18,399)
Profit before tax	12,340	14,071

Underlying adjustments to reported PBT
Reported profit before tax	12,340	14,071
Fair value movements on own debt	215	19
Gain on de-recognition of Industrial Bank as an associate	-	(1,089)
Gain on sale of associate shareholdings in Bao Viet Holdings	-	(104)
Loss on sale of Household Insurance Group's insurance manufacturing business	-	99
Gain on disposal of Colombia operations	(18)	-
Other losses on acquisitions/disposals	32	(1)
Operating results of disposals, acquisitions and dilutions	(9)	34
Currency translation	-	(12)

Underlying profit before tax	12,560	13,017

Underlying
Revenue3	31,359	32,720
Loan impairment charges and other credit risk provisions	(1,839)	(2,966)
Operating expenses	(18,240)	(17,959)
Profit before tax	12,560	13,017

Significant items (on a reported basis)

	Half-year to 30 June
	2014	2013
	US$m	US$m
Included in underlying profit before tax are:
Revenue3
Net gain on completion of Ping An disposal4	-	553
Debit valuation adjustment on derivative contracts	(155)	451
Fair value movement on non-qualifying hedges	(322)	293
Gain on sale of shareholding in Bank of Shanghai	428	-
Provision arising from a review of compliance with the Consumer Credit Act in the UK	(367)	-
Foreign exchange gains to the sterling debt issued by HSBC Holdings	-	442
Write-off of allocated goodwill relating to GPB Monaco business	-	(279)
Loss on sale of several tranches of real estate secured accounts	(15)	(1)
Loss on sale of non-real estate accounts in the US run-off portfolio	-	(271)
Loss on early termination of cash flow hedges in the US run-off portfolio	-	(199)
Loss on sale of an HFC Bank UK secured loan portfolio	-	(138)

	(431)	851

Operating costs
Restructuring and other related costs	82	238
UK customer redress programmes	234	412
UK bank levy	(45)	9
Madoff-related litigation costs	-	298
Regulatory investigation provisions in GPB	-	119
US customer remediation provision relating to CRS	-	100
Accounting gain arising from change in basis of delivering ill-health benefits in UK	-	(430)

	271	746

1
All on a reported basis, unless otherwise stated. Underlying basis eliminates effects of foreign currency translation differences, acquisitions, disposals and changes in ownership levels of subsidiaries, associates, joint ventures and businesses, and changes in fair value ('FV') due to movements in credit spread on own long-term debt issued by the Group and designated at fair value. A reconciliation of reported results to underlying results is shown on page 23 of the Interim Report 2014.

2	For details of the implementation of CRD IV, see page 176 in the Interim Report 2014.
3	Revenue is defined as net operating income before loan impairment charges and other credit risk provisions.
4
The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

Statement by Douglas Flint, Group Chairman

In the first half of 2014, against a backdrop of continuing low interest rates and reduced financial market volumes, HSBC produced a suitably well-balanced financial performance. This was achieved while continuing to invest significant time and resources in re-shaping the Group to meet the heightened and evolving expectations of our regulators and of the communities we serve. At a time of residual concerns over the sustainability of economic growth in many major markets and with heightened geopolitical tensions apparent, the Board supported management's view that this was not the time to expand risk appetite to offset the effect of lower revenues arising from business disposals and legacy portfolio run-off.

Pre-tax profits on a reported basis were US$12.3bn, US$1.7bn or 12% less than in the first half of 2013. On an underlying basis, profit before tax was 4% behind the comparable period, with the major business contributor being lower revenues from traded markets. Earnings per ordinary share were US$0.50 (2013: US$0.54), amply covering the first two dividends in respect of 2014 of US$0.20, which were consistent with those of last year at the same stage.

These results illustrate the challenge of funding a considerable expansion of Risk and Compliance resources as well as the operational and structural changes needed to address new regulatory and public policy requirements at a time of limited revenue growth opportunities. That we have been able to hold growth in underlying costs to 2% is attributable to further good progress with regard to systems and process re-engineering and simplification, as well as continuing cost discipline.

Business disposals and portfolio run-off do, however, contribute positively to internal capital generation. This, together with capital generated from operating performance and the benefit of scrip dividends, contributed to a further strengthening of the Group's capital position. At 30 June 2014, our end point common equity tier 1 ratio improved to 11.3% compared with 10.9% at the beginning of the year and 10.1% a year ago.

The Group Chief Executive's Business Review draws out the highlights of business performance in the first half of 2014. I want to highlight three points which arise both from industry and our own re-shaping.

Execution challenges are necessarily the primary focus of Board oversight

The demands now being placed on the human capital of the firm and on our operational and systems capabilities are unprecedented. The cumulative workload arising from a regulatory reform programme that is unfortunately increasingly fragmented, often extra-territorial, still evolving and still adding definition is hugely consumptive of resources that would otherwise be customer facing. Add to this recent obligations to perform highly granular multiple stress tests which are inconsistent in definition and scenarios between major jurisdictions and so require considerable duplication of effort; recently announced significant wholesale market practice and competition reviews in the UK; re-organising the financial, operational and structural framework of the Group to respond to evolving thinking on cross-border resolution protocols; and, finally, planning what will be a multi-year project to separate and establish the ring-fenced bank in the UK, and the dimension of the execution risk is obvious.

To be clear, we are committed and resourced to deliver all of the above. But there is extremely limited spare capacity. Prioritisation, which is clearly critical, will require support and guidance from public policy and regulatory bodies, particularly in the UK, regarding the juxtaposition of the recently announced competition review and preparation for the creation of the ring-fenced bank. Equally important is delivery of the stated intention of the Financial Stability Board and the G20 to seek to draw a close on fresh regulatory initiatives by the end of this year.

Retention of our human capital is essential

Following on from the above it is also obvious how critical it is that we retain the goodwill and commitment of all of our staff as we plan and deliver the above transformation agenda alongside 'business as usual' support for our customers in satisfying their business and personal needs. I do not think we have ever had to ask so much of so many. The commitment and loyalty we receive is recognised with deep gratitude by executive management and the Board. We cannot, however, be complacent that this can be taken for granted. We face growing fatigue within critical functions as well as increased market competition for trained staff from other financial institutions facing similar resource challenges. This is adding to cost pressures both from increased salaries as market rates increase, and from investment in training and systems support to improve productivity. This underscores the importance of finalising the regulatory reform agenda in the near term.

Growing danger of risk aversion and financial exclusion

We continue to make good progress with implementing Global Standards, aiming to deliver a consistent approach to risk management, particularly in relation to financial crime risk. Success will be reflected in reduced incidence and severity of future customer redress and less exposure to regulatory and legal penalties. Recent high profile financial penalties and legal proceedings initiated against individuals are serving their intended purpose of highlighting the risks, both to shareholders' capital and to staff held responsible, of future infringement. Today, no-one in our industry can fail to be aware of the heightened expectations of society regarding the role of banks in supporting economic activity; nor can they be unaware of the potential penalties for failing to live up to these expectations, particularly regarding conduct issues or breach of trust.

Greater focus on conduct and financial crime risks at all levels of the firm globally is clearly the right response to past shortcomings. There is, however, an observable and growing danger of disproportionate risk aversion creeping into decision-making in our businesses as individuals, facing uncertainty as to what may be criticised with hindsight and perceiving a zero tolerance of error, seek to protect themselves and the firm from future censure. We can address this behaviour through training and leadership, but we also need clarity from public policy and regulatory bodies over their expectations in this regard. Unwarranted risk aversion threatens to restrict access to the formal financial system to many who could benefit from it and risks unwinding parts of the eco-system of networks and relationships that support global trade and investment.

Board changes

Since we reported to shareholders at the Annual General Meeting there have been two further changes to the Board, both announced on 1 August.

We are delighted to welcome Heidi Miller to the Board and to the Group Risk and Conduct & Values Committees with effect from 1 September. Heidi brings to the Board extensive international banking and finance experience developed in a career spanning over 30 years in some of the largest and most complex banking organisations.

As President of International at JPMorgan Chase & Co. from 2010 to 2012, Heidi had responsibility for leading the bank's global expansion and international business strategy across the Investment Bank and Asset Management divisions, as well as for the Treasury and Securities Services division, which she had run for the previous six years. Other former roles include Chief Financial Officer at both Bank One Corporation and Citigroup Inc.

Marvin Cheung, who has decided to retire for personal reasons, will be sorely missed. Marvin has served on the Board and on the Audit Committee since 2009, contributing great technical accounting and audit skills as well as a deep understanding of Hong Kong and mainland China issues. On behalf of the Board I want to thank him for his contribution over many years and wish him well for the future.

Looking forward

Notwithstanding the challenges before us, I am confident that the business model outlined in the Group Chief Executive's Business Review has further potential, and that we have the leadership and capabilities throughout the firm to make the most of that potential to the benefit of all our stakeholders. Although we spend much time grappling with the technicalities of the outstanding regulatory agenda, we never lose sight of why it is urgent we implement the required changes. In summary, we need to energise our staff with the prospect of rebalancing their workloads - away from looking back and away from embedding new requirements and training - and on to supporting the investment needed to stimulate growth, on to the design of new products to better manage risk, on to more exciting use of the new technologies that will allow people greater and cheaper access to a wider range of well-designed financial services, and on to the innovation that will help people deal with retirement through more efficient management of, and access to, their savings and investments.

Review by Stuart Gulliver, Group Chief Executive

2014 marks the start of the next phase of the implementation of our strategy. Against the backdrop of continuing regulatory change highlighted in the Group Chairman's statement, in the first six months of the year we continued to implement our three equal priorities to grow the business and dividends, implement our global standards programme, and streamline our processes and procedures.

Reported profit before tax was US$12.3bn, US$1.7bn lower than the equivalent period in 2013, as last year's first half benefited from higher gains from disposals and reclassifications, principally with respect to Hang Seng Bank's investment in Industrial Bank.

Underlying profit before tax was US$12.6bn, US$0.5bn lower than the prior year, and was affected by a number of significant items. Excluding these, profit before tax was US$0.4bn higher. Return on average ordinary shareholders' equity was 10.7%. Commercial Banking revenue continued to grow, with a good performance in Asia.

Global Banking and Markets, with its differentiated business model, was affected by low market volatility and client activity in our Markets business; however, we increased our market share in debt and equity capital markets, mergers and acquisitions, and lending.

Retail Banking and Wealth Management underlying revenue, excluding significant items, was lower primarily reflecting the run-off of our US Consumer Mortgage Lending portfolio. In our Principal business, also excluding significant items, underlying revenue was broadly unchanged.

Loan impairment charges fell and we continued to closely manage our costs while investing further in our Risk and Compliance functions and Global Standards, in line with our strategy.

Our capital position remained strong and our CRD IV end point basis common equity tier 1 ratio improved to 11.3% compared with the year-end position of 10.9%.

A universal bank with an unrivalled global network

The course that we first charted for the Group in 2011 to capitalise on the growth of global trade and capital flows, and economic development in developing markets remains firmly in place. These trends play naturally to the strengths of HSBC's global network and to the benefits of our universal banking model.

Between 2011 and 2013, we re-modelled the Group to meet the requirements of our strategy. This meant selling or exiting non-strategic businesses and running down our legacy portfolios, as well as changing aspects of the way we do business. Whilst we have foregone a substantial amount of revenue through this process, it has created a more coherent, logical and stronger bank with a solid platform for growth.

HSBC today is a universal bank with a presence in 74 markets, including all of the top 15 countries by GDP. Our universal banking model gives us two major advantages in our pursuit of a greater share of the market.

First, it enables us to offer an integrated service between our global businesses and geographies.

Secondly, it increases our resilience as a Group and our ability to react to local circumstances and policy developments, whilst adhering to global standards.

By emphasising the connectedness of our global businesses and our international network, and applying the benefits of our scale on a local basis, we are able to provide a service that is responsive and tailored to the needs of our clients.
The strength of this model is reflected in the naming of HSBC as the Best Emerging Markets Bank and the Best Bank in Asia at the Euromoney Awards for Excellence 2014.

Capitalising on our network

Our ongoing task is to apply these strengths to replace the revenue foregone as a result of the sale or closure of non-strategic businesses, the reduction of risk in our ongoing business, the run-off of our legacy portfolios, and the adverse effect of the low interest rate environment since the financial crisis.

A large portion of this revenue has already been replaced organically, and over the next three years we will continue to invest in the higher growth areas of our business, centred on our unique international network.

This network is HSBC's biggest competitive strength. Developed over nearly 150 years, it is highly distinctive, difficult to replicate and ideally positioned for the world's top trade corridors.

A significant proportion of revenue in our global businesses arises from strategic product areas that benefit from our international network and collaboration between our global businesses.

These product areas - Global Trade and Receivables Finance; Payments and Cash Management; Foreign Exchange; and renminbi services - are our investment priorities for the next three years. They embody HSBC's strengths in that they cut across global businesses and rely on superior connectivity to capture market share and deliver growth and scale.

Global Trade and Receivables Finance is an area of natural strength for HSBC in which we have continued to increase our market share. In the first half of 2014, we maximised the benefits of our network to win a number of high profile deals and began to reorganise our operating platforms for Receivables Finance on a regional basis. This allows us to provide a faster, more efficient service, benefiting our clients as well as our business.

Payments and Cash Management is a strong and stable provider of profit growth for the Group. Between 2011 and 2013 we grew our market share in PCM from 8% to 10.9%. In the first half of 2014, we increased new customer mandates by 19% compared with the same period in 2013, and delivered improved client coverage, including in the United States and mainland China. Expanding our reach should enable us to improve our market position further in future periods.

In Foreign Exchange, we are investing to prepare our business for the future by upgrading our platforms. With the opportunities afforded by our network, this establishes a base that should enable us to increase our share of the foreign exchange market beyond the gains made in the first three years of our strategy. Our market share has increased to 7.1% and we are optimistic about future growth.

HSBC has a major position in renminbi services which reflects our significant presence in the major renminbi hubs of Hong Kong, London, Shanghai and Singapore. We consolidated that position in the first half of 2014. HSBC ranked first across all eight categories in Asiamoney's Offshore RMB Poll 2014 and was voted the Best Overall Offshore RMB Products/Services provider for the third successive year.

Our investment in these products is supported by investment in countries that bridge trade and capital flows - such as Germany, the United States and mainland China - and large city clusters which contain deep international revenue pools.

We believe this investment will lead to growth in profits and increased dividends for our shareholders. We are pursuing these alongside our equal priorities to implement our Global Standards programme and streamline our processes and procedures.

Business outlook

We remain broadly positive about the economic outlook for the majority of our home and priority markets. The UK in particular should maintain a firm recovery. We have slightly increased our forecasts for mainland China GDP growth in 2014 to 7.5% and expect Hong Kong to benefit from export growth in the second half of the year. Growth in Latin America remains muted. Our Middle East business continues to perform well, albeit overshadowed by regional uncertainties.

There are indications that interest rates could start to rise as early as the fourth quarter of 2014 in the UK and the first half of 2015 in the US, which given the size of our commercial surplus has positive implications for our revenues.

Whilst regulatory uncertainty persists, our balance sheet remains strong. Our ability to generate capital continues to support our progressive dividend policy. We remain well placed to meet expected future capital requirements, to continue to deliver an attractive total shareholder return and to establish HSBC as the world's leading international bank.

Financial Overview

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m
For the period
Profit before tax	12,340	14,071	8,494
Profit attributable to shareholders of the parent company	9,746	10,284	5,920
Dividends declared on ordinary shares	5,488	5,200	3,737

At the period end
Total shareholders' equity	190,281	174,070	181,871
Total regulatory capital1	192,834	183,450	194,009
Customer accounts and deposits by banks	1,508,469	1,359,614	1,447,804
Total assets	2,753,593	2,645,316	2,671,318
Risk-weighted assets1	1,248,572	1,104,764	1,092,653

	US$	US$	US$
Per ordinary share
Basic earnings	0.50	0.54	0.30
Dividends2	0.29	0.28	0.20
Net asset value	9.64	8.96	9.27

Share information
US$0.50 ordinary shares in issue	19,071m	18,627m	18,830m
Market capitalisation	US$193bn	US$196bn	US$207bn
Closing market price per ordinary share	£5.93	£6.82	£6.62

	Over 1	Over 3	Over 5
	year	years	Years
Total shareholder return to 30 June 2014	92	112	149
Benchmark: MSCI Banks	110	126	164

1
On 1 January 2014, CRD IV came into force and regulatory capital and RWAs at 30 June 2014 are calculated and presented on this basis. Prior to this date, regulatory capital and RWAs were calculated and presented on a Basel 2.5 basis.

2
The dividends per ordinary share of US$0.20 shown in the accounts comprises dividends declared during the first half of 2014. This represents the fourth interim dividend for 2013 and the first interim dividend for 2014.

Geographical distribution of results

	Half-year to
	30 June 2014		30 June 2013		31 December 2013
	US$m	%	US$m	%	US$m	%
Profit/(loss) before tax
Europe	2,258	18.3	2,768	19.7	(943)	(11.1)
Asia	7,894	64.0	9,262	65.8	6,591	77.6
Middle East and North Africa	989	8.0	909	6.5	785	9.2
North America	825	6.7	666	4.7	555	6.5
Latin America	374	3.0	466	3.3	1,506	17.8

	12,340	100.0	14,071	100.0	8,494	100.0
Distribution of results by global business

	Half-year to
	30 June 2014		30 June 2013		31 December 2013
	US$m	%	US$m	%	US$m	%
Profit/(loss) before tax
Retail Banking and Wealth Management	3,045	24.7	3,267	23.2	3,382	39.8
Commercial Banking	4,771	38.7	4,133	29.4	4,308	50.7
Global Banking and Markets	5,033	40.8	5,723	40.7	3,718	43.8
Global Private Banking	364	2.9	108	0.8	85	1.0
Other	(873)	(7.1)	840	5.9	(2,999)	(35.3)

	12,340	100.0	14,071	100.0	8,494	100.0

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	%	%	%

Performance ratios (annualised)
Return ratios
Return on average ordinary shareholders' equity	10.7	12.0	6.5
Post-tax return on average total assets	0.8	0.8	0.5
Pre-tax return on average risk-weighted assets	2.1	2.6	1.5

Efficiency and revenue mix ratios
Cost efficiency ratio	58.6	53.5	66.6

As a percentage of total operating income:
- net interest income	45.5	44.0	46.9
- net fee income	21.4	20.7	21.2
- net trading income	8.6	15.7	6.2

Capital ratios1

	At	At	At
	30 June	30 June	31 December
	2014	2013	2013
	%	%	%
CRD IV year 1 transition
Common equity tier 1 ratio	11.2	n/a	10.8
Tier 1 ratio	12.3	n/a	12.0
Total capital ratio	15.4	n/a	14.9

CRD IV end point
Common equity tier 1 ratio	11.3	10.1	10.9

Basel 2.5
Core tier 1 ratio	n/a	12.7	13.6
Tier 1 ratio	n/a	13.6	14.5
Total capital ratio	n/a	16.6	17.8

1
On 1 January 2014, CRD IV came into force and capital and RWAs at 30 June 2014 are calculated and presented on this basis. Prior to this date, capital and RWAs were calculated and presented on a Basel 2.5 basis. In addition, capital and RWAs at 31 December 2013 were also estimated based on the Group's interpretation of final CRD IV legislation and final rules issued by the PRA.

Consolidated Income Statement

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Interest income	25,435	25,740	25,452
Interest expense	(8,030)	(7,921)	(7,732)

Net interest income	17,405	17,819	17,720

Fee income	10,031	10,148	9,825
Fee expense	(1,854)	(1,744)	(1,795)

Net fee income	8,177	8,404	8,030

Trading income excluding net interest income	2,362	5,230	1,413
Net interest income on trading activities	913	1,132	915

Net trading income	3,275	6,362	2,328

Changes in fair value of long-term debt issued and related derivatives	438	(1,419)	191
Net income from other financial instruments designated at fair value	1,222	222	1,774

Net income/(expense) from financial instruments designated at fair value	1,660	(1,197)	1,965

Gains less losses from financial investments	946	1,856	156
Dividend income	88	107	215
Net earned insurance premiums	6,137	6,226	5,714
Other operating income	538	946	1,686

Total operating income	38,226	40,523	37,814

Net insurance claims incurred and movement in liabilities to policyholders	(7,059)	(6,151)	(7,541)

Net operating income before loan impairment charges
and other credit risk provisions	31,167	34,372	30,273
Loan impairment charges and other credit risk provisions	(1,841)	(3,116)	(2,733)

Net operating income	29,326	31,256	27,540

Employee compensation and benefits	(9,978)	(9,496)	(9,700)
General and administrative expenses	(7,127)	(7,727)	(9,338)
Depreciation and impairment of property, plant and equipment	(712)	(699)	(665)
Amortisation and impairment of intangible assets	(449)	(477)	(454)

Total operating expenses	(18,266)	(18,399)	(20,157)

Operating profit	11,060	12,857	7,383

Share of profit in associates and joint ventures	1,280	1,214	1,111

Profit before tax	12,340	14,071	8,494

Tax expense	(2,022)	(2,725)	(2,040)

Profit for the period	10,318	11,346	6,454

Profit attributable to shareholders of the parent company	9,746	10,284	5,920

Profit attributable to non-controlling interests	572	1,062	534

Consolidated Statement of Comprehensive Income

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Profit for the period	10,318	11,346	6,454

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	958	(1,818)	100
- fair value gains/(losses)	2,183	(1,609)	(178)
- fair value gains transferred to income statement on disposal	(643)	(1,025)	(252)
- amounts transferred to the income statement in respect of impairment losses	15	206	80
- income taxes	(597)	610	450

Cash flow hedges:	(17)	(198)	70
- fair value gains/(losses)	(44)	35	741
- fair value (gains)/losses transferred to income statement	50	(258)	(636)
- income taxes	(23)	25	(35)

Share of other comprehensive income/(expense) of associates and joint ventures	(16)	1	(72)
- share for the period	(18)	37	(72)
- reclassified to income statement on disposal	2	(36)	-

Exchange differences	670	(4,525)	3,153
- foreign exchange gains reclassified to income statement
on disposal of a foreign operation	(21)	(290)	-
- other exchange differences	691	(4,235)	3,081
- income tax attributable to exchange differences	-	-	72

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability/asset	316	(959)	501
- before income taxes	421	(1,223)	622
- income taxes	(105)	264	(121)

Other comprehensive income/(expense) for the period, net of tax	1,911	(7,499)	3,752

Total comprehensive income for the period	12,229	3,847	10,206

Total comprehensive income for the period attributable to:
- shareholders of the parent company	11,706	3,072	9,572
- non-controlling interests	523	775	634

	12,229	3,847	10,206

Consolidated Balance Sheet

	At	At	At
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m
Assets
Cash and balances at central banks	132,137	148,285	166,599
Items in the course of collection from other banks	8,144	8,416	6,021
Hong Kong Government certificates of indebtedness	26,640	24,275	25,220
Trading assets	347,106	432,601	303,192
Financial assets designated at fair value	31,823	35,318	38,430
Derivatives	269,839	299,213	282,265
Loans and advances to banks	127,387	127,810	120,046
Loans and advances to customers	1,047,241	938,294	992,089
Reverse repurchase agreements - non-trading	198,301	88,400	179,690
Financial investments	423,710	404,214	425,925
Assets held for sale	10,248	20,377	4,050
Other assets	53,270	45,135	50,939
Current tax assets	1,068	1,207	985
Prepayments and accrued income	11,503	9,781	11,006
Interests in associates and joint ventures	17,497	15,676	16,640
Goodwill and intangible assets	29,740	28,537	29,918
Property, plant and equipment	10,747	10,572	10,847
Deferred tax assets	7,192	7,205	7,456

Total assets	2,753,593	2,645,316	2,671,318

Liabilities and Equity
Liabilities
Hong Kong currency notes in circulation	26,640	24,275	25,220
Deposits by banks	92,764	92,709	86,507
Customer accounts	1,415,705	1,266,905	1,361,297
Repurchase agreements - non-trading	165,506	66,591	164,220
Items in the course of transmission to other banks	9,936	9,364	6,910
Trading liabilities	228,135	342,432	207,025
Financial liabilities designated at fair value	82,968	84,254	89,084
Derivatives	263,494	293,669	274,284
Debt securities in issue	96,397	109,389	104,080
Liabilities of disposal groups held for sale	12,361	19,519	2,804
Other liabilities	32,936	33,511	30,421
Current tax liabilities	1,434	1,586	607
Liabilities under insurance contracts	75,223	69,771	74,181
Accruals and deferred income	14,972	11,292	16,185
Provisions	4,283	4,787	5,217
Deferred tax liabilities	1,091	864	910
Retirement benefit liabilities	2,974	3,216	2,931
Subordinated liabilities	28,052	28,821	28,976

Total liabilities	2,554,871	2,462,955	2,480,859

Equity
Called up share capital	9,535	9,313	9,415
Share premium account	11,582	11,071	11,135
Other equity instruments	5,851	5,851	5,851
Other reserves	28,355	23,503	26,742
Retained earnings	134,958	124,332	128,728

Total shareholders' equity	190,281	174,070	181,871
Non-controlling interests	8,441	8,291	8,588

Total equity	198,722	182,361	190,459

Total liabilities and equity	2,753,593	2,645,316	2,671,318

Consolidated Statement of Cash Flows

	Half-year to
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax	12,340	14,071	8,494

Adjustments for:
- net gain from investing activities	(979)	(1,426)	(32)
- share of profit in associates and joint ventures	(1,280)	(1,214)	(1,111)
- gain on disposal of associates, joint ventures, subsidiaries and businesses	(18)	(9)	(1,164)
- other non-cash items included in profit before tax	4,284	5,091	6,904
- change in operating assets	(86,266)	20,921	(169,820)
- change in operating liabilities	59,108	(21,070)	185,827
- elimination of exchange differences	(5,486)	4,877	(398)
- dividends received from associates	127	665	29
- contributions paid to defined benefit plans	(315)	(494)	(468)
- tax paid	(1,358)	(2,125)	(2,571)

Net cash generated from/(used in) operating activities	(19,843)	19,287	25,690

Cash flows from investing activities
Purchase of financial investments	(187,934)	(171,175)	(192,804)
Proceeds from the sale and maturity of financial investments	194,335	181,706	160,833
Purchase of property, plant and equipment	(523)	(1,155)	(797)
Proceeds from the sale of property, plant and equipment	55	164	277
Proceeds from the sale of loan portfolios	950	3,193	3,325
Net purchase of intangible assets	(385)	(416)	(418)
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses	(140)	287	2,631
Net cash outflow from acquisition of or increase in stake of associates	(30)	(25)	(1)
Proceeds from disposal of Ping An	-	7,413	-
Proceeds from disposal of other associates and joint ventures	-	367	10
	-
Net cash generated from/(used in) investing activities	6,328	20,359	(26,944)

Cash flows from financing activities
Issue of ordinary share capital	14	169	128
Net sales/(purchases) of own shares for market-making and investment purposes	(25)	(33)	1
Redemption of preference shares	234	-	-
Subordinated loan capital issued	3,500	-	1,989
Subordinated loan capital repaid	(3,042)	(45)	(1,617)
Net cash inflow/(outflow) from change in stake in subsidiaries	-	1	(1)
Dividends paid to ordinary shareholders of the parent company	(1,755)	(2,799)	(3,615)
Dividends paid to non-controlling interests	(350)	(331)	(255)
Dividends paid to holders of other equity instruments	(287)	(286)	(287)
	-
Net cash used in financing activities	(1,711)	(3,324)	(3,657)

Net increase/(decrease) in cash and cash equivalents	(15,226)	36,322	(4,911)

Cash and cash equivalents at the beginning of the period	346,281	315,308	343,371
Exchange differences in respect of cash and cash equivalents	3,443	(8,259)	7,821

Cash and cash equivalents at the end of the period	334,498	343,371	346,281

Consolidated statement of changes in equity for the half-year to 30 June 2014

	Half-year to 30 June 2014
					Other reserves
	Called up share capital	Share premium	Other equity instru-ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2014	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459
Profit for the period	-	-	-	9,746	-	-	-	-	9,746	572	10,318

Other comprehensive income (net of tax)	-	-	-	300	956	(16)	720	-	1,960	(49)	1,911
Available-for-sale investments	-	-	-	-	956	-	-	-	956	2	958
Cash flow hedges	-	-	-	-	-	(16)	-	-	(16)	(1)	(17)
Remeasurement of defined benefit asset/liability	-	-	-	316	-	-	-	-	316	-	316
Share of other comprehensive income of associates and joint ventures	-	-	-	(16)	-	-	-	-	(16)	-	(16)
Exchange differences	-	-	-	-	-	-	720	-	720	(50)	670

Total comprehensive income for the period	-	-	-	10,046	956	(16)	720	-	11,706	523	12,229
					-	-	-	-
Shares issued under employee remuneration and share plans	28	539	-	(553)	-	-	-	-	14	-	14
Shares issued in lieu of dividends and amounts arising thereon	92	(92)	-	2,111	-	-	-	-	2,111	-	2,111
Dividends to shareholders	-	-	-	(5,774)	-	-	-	-	(5,774)	(432)	(6,206)
Tax credits on distributions	-	-	-	52	-	-	-	-	52	-	52
Own shares adjustment	-	-	-	(18)	-	-	-	-	(18)	-	(18)
Cost of share-based payment arrangements	-	-	-	333	-	-	-	-	333	-	333
Income taxes on share-based payments	-	-	-	(9)	-	-	-	-	(9)	-	(9)
Other movements	-	-	-	42	(39)	(8)	-	-	(5)	(1)	(6)
Acquisition and disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(12)	(12)
Changes in ownership interests in subsidiaries that did not result in loss of control	-	-	-	-	-	-	-	-	-	(225)	(225)

At 30 June 2014	9,535	11,582	5,851	134,958	1,014	(145)	178	27,308	190,281	8,441	198,722

	Half-year to 30 June 2013
					Other reserves
	Called up share capital	Share premium	Other equity instru-ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders' equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2013	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129
Profit for the period	-	-	-	10,284	-	-	-	-	10,284	1,062	11,346

Other comprehensive income (net of tax)	-	-	-	(993)	(1,635)	(197)	(4,387)	-	(7,212)	(287)	(7,499)
Available-for-sale investments	-	-	-	-	(1,635)	-	-	-	(1,635)	(183)	(1,818)
Cash flow hedges	-	-	-	-	-	(197)	-	-	(197)	(1)	(198)
Remeasurement of defined benefit asset/liability	-	-	-	(994)	-	-	-	-	(994)	35	(959)
Share of other comprehensive income of associates and joint ventures	-	-	-	1	-	-	-	-	1	-	1
Exchange differences	-	-	-	-	-	-	(4,387)	-	(4,387)	(138)	(4,525)

Total comprehensive income for the period	-	-	-	9,291	(1,635)	(197)	(4,387)	-	3,072	775	3,847

Shares issued under employee remuneration and share plans ......................................	50	1,012	-	(893)	-	-	-	-	169	-	169
Shares issued in lieu of dividends and amounts arising thereon	25	(25)	-	707	-	-	-	-	707	-	707
Dividends to shareholders	-	-	-	(5,487)	-	-	-	-	(5,487)	(400)	(5,887)
Tax credits on distribution	-	-	-	54	-	-	-	-	54	-	54
Own shares adjustment	-	-	-	(36)	-	-	-	-	(36)	-	(36)
Cost of share-based payment arrangements	-	-	-	355	-	-	-	-	355	-	355
Income taxes on share-based payments	-	-	-	9	-	-	-	-	9	-	9
Other movements	-	-	-	(15)	-	-	-	-	(15)	22	7
Acquisition and disposal of subsidiaries	-	-	-	-	-	-	-	-	-	6	6
Changes in ownership interests in subsidiaries that did not result in loss of control	-	-	-	-	-	-	-	-	-	1	1
	-
At 30 June 2013	9,313	11,071	5,851	124,332	14	(184)	(3,635)	27,308	174,070	8,291	182,361

	Half-year to 31 December 2013
					Other reserves
	Called up share capital	Share premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders' equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 July 2013	9,313	11,071	5,851	124,332	14	(184)	(3,635)	27,308	174,070	8,291	182,361
Profit for the period	-	-	-	5,920	-	-	-	-	5,920	534	6,454

Other comprehensive income (net of tax)	-	-	-	432	58	69	3,093	-	3,652	100	3,752
Available-for-sale investments	-	-	-	-	58	-	-	-	58	42	100
Cash flow hedges	-	-	-	-	-	69	-	-	69	1	70
Remeasurement of defined benefit asset/liability	-	-	-	504	-	-	-	-	504	(3)	501
Share of other comprehensive income of associates and joint ventures	-	-	-	(72)	-	-	-	-	(72)	-	(72)
Exchange differences	-	-	-	-	-	-	3,093	-	3,093	60	3,153

Total comprehensive income for period	-	-	-	6,352	58	69	3,093	-	9,572	634	10,206

Shares issued under employee remuneration and share plans	10	156	-	(38)	-	-	-	-	128	-	128
Shares issued in lieu of dividends and amounts arising thereon	92	(92)	-	1,816	-	-	-	-	1,816	-	1,816
Dividends to shareholders	-	-	-	(4,023)	-	-	-	-	(4,023)	(318)	(4,341)
Tax credits on distributions	-	-	-	(12)	-	-	-	-	(12)	-	(12)
Own shares adjustment	-	-	-	-	-	-	-	-	-	-	-
Cost of share-based payment arrangements	-	-	-	275	-	-	-	-	275	-	275
Income taxes on share based payments	-	-	-	(7)	-	-	-	-	(7)	-	(7)
Other movements	-	-	-	33	25	(6)	-	-	52	(3)	49
Acquisition and disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(30)	(30)
Changes in ownership interests in subsidiaries that did not result in loss of control	-	-	-	-	-	-	-	-	-	14	14
		-	-	-				-
At 31 December 2013	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

Additional Information

1. Basis of preparation

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU').

The consolidated financial statements of HSBC at 31 December 2013 were prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2013 were prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

At 30 June 2014, there were no unendorsed standards effective for the period ended 30 June 2014 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards adopted during the period ended 30 June 2014

On 1 January 2014 HSBC adopted 'Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)', which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 'Financial Instruments: Presentation'. The amendments were applied retrospectively and did not have a material effect on HSBC's financial statements.

There were no new standards adopted during the period ended 30 June 2014.

During the period ended 30 June 2014, HSBC also adopted interpretations and other amendments to standards which had an insignificant effect on these interim consolidated financial statements.

Changes in presentation

The interim consolidated financial statements report operating segment information based on geographical areas. Previously, Hong Kong and Rest of Asia-Pacific were reported separately but, as explained in Note 7, from the first half of 2014 they are presented together as the Asia segment.

From 1 January 2014, HSBC has chosen to present non-trading reverse repos and repos separately on the face of the balance sheet. These items are classified for accounting purposes as loans and receivables or financial liabilities measured at amortised cost. Previously, they were presented on an aggregate basis together with other loans or deposits measured at amortised cost under the following headings in the consolidated balance sheet: 'Loans and advances to banks', 'Loans and advances to customers', 'Deposits by banks' and 'Customer accounts'.

The separate presentation aligns disclosure of reverse repos and repos with market practice and provides more meaningful information in relation to loans and advances.

Comparative periods have been presented accordingly.

2. Dividends

Dividends to shareholders of the parent company

Dividends paid to shareholders of HSBC Holdings plc during the period were as follows:

	Half-year to
	30 June 2014			30 June 2013			31 December 2013
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on
ordinary shares
In respect of previous year:
- fourth interim dividend	0.19	3,582	1,827	0.18	3,339	540	-	-	-
In respect of current year:
- first interim dividend	0.10	1,906	284	0.10	1,861	167	-	-	-
- second interim dividend	-	-	-	-	-	-	0.10	1,864	952
- third interim dividend	-	-	-	-	-	-	0.10	1,873	864

	0.29	5,488	2,111	0.28	5,200	707	0.20	3,737	1,816

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		-	-
June dividend	15.50	23		15.50	23		-	-
September dividend	-	-		-	-		15.50	22
December dividend	-	-		-	-		15.50	23

	31.00	45		31.00	45		31.00	45

	Half-year to
	30 June 2014			30 June 2013			31 December 2013
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
Quarterly coupons on capital
securities classified as equity
January coupon	0.508	44		0.508	44		-	-
March coupon	0.500	76		0.500	76		-	-
April coupon	0.508	45		0.508	45		-	-
June coupon	0.500	76		0.500	76		-	-
July coupon	-	-		-	-		0.508	45
September coupon	-	-		-	-		0.500	76
October coupon	-	-		-	-		0.508	45
December coupon	-	-		-	-		0.500	76

	2.016	241		2.016	241		2.016	242

Second interim dividend for 2014 on ordinary shares

The Directors have declared after the end of the period a second interim dividend in respect of the financial year ending 31 December 2014 of US$0.10 per ordinary share, a distribution of approximately US$1,910m, which will be payable on 9 October 2014 to holders of record on 21 August 2014 on the Hong Kong Overseas Branch Register and 22 August 2014 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 29 September 2014, or as a scrip dividend. Particulars of these arrangements will be sent to shareholders on or about 3 September 2014 and elections must be received by 25 September 2014. As this dividend was declared after the balance sheet date, no liability is recorded in the financial statements at 30 June 2014.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 9 October 2014 to the holders of record on 22 August 2014. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 29 September 2014, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 August 2014 and 28 August 2014.

Dividend on 6.20% non-cumulative US Dollar Preference Shares, Series A ('Series A Dollar Preference Shares')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 17 March, 16 June, 15 September and 15 December 2014 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of US$0.3875 per Series A American Depositary Share for the quarter ending 15 September 2014.

The dividend will be payable on 15 September 2014 to holders of record on 29 August 2014.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 29 August 2014 in order to receive the dividend.

On 15 July 2014, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

3. Earnings per share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share are calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	9,746	10,284	5,920
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	9,460	9,998	5,633

Basic and diluted earnings per share

	Half-year to 30 June 2014			Half-year to 30 June 2013			Half-year to 31 December 2013
	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$

Basic1	9,460	18,847	0.50	9,998	18,467	0.54	5,633	18,530	0.30
Effect of dilutive potential ordinary shares		101			156			124

Diluted2	9,460	18,948	0.50	9,998	18,623	0.54	5,633	18,654	0.30

1 Weighted average number of ordinary shares outstanding.
2 Weighted average number of ordinary shares outstanding assuming dilution.

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Current tax
- UK corporation tax charge	165	(107)	99
- Overseas tax	1,803	1,868	2,081

	1,968	1,761	2,180
Deferred tax
- Origination and reversal of temporary differences	54	964	(140)

Tax expense	2,022	2,725	2,040

The effective tax rate for the first half of 2014 was 16.4% compared with 19.4% for the first half of 2013.

Overseas tax included Hong Kong profits tax of US$589m (first half of 2013: US$607m; second half of 2013: US$526m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2013: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Tax reconciliation

The tax charged to the income statement differs to the tax charged that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Profit before tax	12,340	14,071	8,494
Taxation at UK corporation tax rate of 21.5% (2013: 23.25%)	2,653	3,272	1,974
Effect of differently taxed overseas profits	28	(181)	4
Adjustments in respect of prior period liabilities	(242)	7	(124)
Deferred tax temporary differences not recognised/(previously not recognised)	(87)	(9)	341
Effect of profit in associates and joint ventures	(278)	(281)	(262)
Tax effect of disposal of Ping An	-	(111)	-
Tax effect of reclassification of Industrial Bank	-	(317)	-
Non-taxable income and gains	(317)	(377)	(494)
Permanent disallowables	129	308	339
Other items	136	414	262

Overall tax expense	2,022	2,725	2,040

The effective tax rate for the first half of 2014 benefited from a current tax credit for prior periods and a non-taxable gain on the disposal of Bank of Shanghai. The effective tax rate in 2013 was higher because the tax exempt gains associated with the reclassification of our shareholding in Industrial Bank as a financial investment and the disposal of our investment in Ping An were partly offset by a write-down of deferred tax assets recognised in Mexico following clarification of the tax law by the Mexican fiscal authority.

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Account services	1,734	1,701	1,880
Funds under management	1,283	1,347	1,326
Cards	1,210	1,304	1,151
Credit facilities	963	930	977
Broking income	664	734	654
Imports/exports	558	580	577
Underwriting	536	518	348
Unit trusts	518	481	410
Remittances	411	415	434
Global custody	359	364	334
Insurance	302	280	271
Other	1,493	1,494	1,463

Total fee income	10,031	10,148	9,825
Less: fee expense	(1,854)	(1,744)	(1,795)

Net fee income	8,177	8,404	8,030

6. Loan impairment charge and other credit risk provisions

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Loan impairment charges
New allowances net of allowance releases	2,581	3,828	3,516
Recoveries of amounts previously written off	(556)	(639)	(657)

	2,025	3,189	2,859

Individually assessed allowances	558	1,121	1,199
Collectively assessed allowances	1,467	2,068	1,660

Impairment/(releases of impairment) of available-for-sale debt securities	(214)	(82)	(129)
Other credit risk provisions	30	9	3

Loan impairment charges and other credit risk provisions	1,841	3,116	2,733

7. Segmental analysis

HSBC operates a matrix management structure which includes geographical regions and global businesses. HSBC considers that geographical operating segments represent the most appropriate information for users of the financial statements to best evaluate the nature and financial effects of HSBC's business activities and the economic environment in which it operates. HSBC's operating segments are Europe, Asia, Middle East and North Africa, North America and Latin America.

Previously, HSBC's operating segments were reported as Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Hong Kong and Rest of Asia-Pacific are no longer regarded as separate reportable operating segments, having considered the geographical financial information presented to the chief operating decision maker ('CODM'). From 1 January 2014, they have been replaced by a new operating segment, 'Asia', which better aligns with internal management information used for evaluation when making business decisions and resource allocations. The CODM continues to be the Group Management Board and the basis for measuring segmental results has not changed. Comparative financial information has been re-presented accordingly.

There has been no change in the underlying business operations comprising the Asia segment, which were previously reported in Hong Kong and Rest of Asia-Pacific. Reported net operating income in Asia for the half-year to 30 June 2014 was US$12,107m (30 June 2013: US$13,291m; 31 December 2013: US$11,141m). This was US$346m lower (30 June 2013: US$355m lower; 31 December 2013: US$394m lower) than would be calculated by adding net operating income reported for Hong Kong and Rest of Asia-Pacific on an individual basis. The reduction in net operating income is off-set by an equal decrease in operating expenses. The difference relates to shared service recharges and business activity undertaken between the two regions which form revenue or expense on an individual basis, but are eliminated as 'inter-segment' activity when reported as Asia. There is no difference between profit before tax reported for Asia and that which would be calculated by adding the profit before tax of Hong Kong and Rest of Asia-Pacific on an individual basis.

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net operating income1
Half-year to 30 June 2014
Net operating income	10,873	12,107	1,294	4,067	4,265	(1,439)	31,167
External	10,335	11,343	1,271	3,948	4,270	-	31,167
Inter-segment	538	764	23	119	(5)	(1,439)	-

Half-year to 30 June 2013
Net operating income	11,474	13,291	1,253	4,632	4,958	(1,236)	34,372
External	11,092	12,507	1,262	4,534	4,977	-	34,372
Inter-segment	382	784	(9)	98	(19)	(1,236)	-

Half-year to 31 December 2013
Net operating income	9,493	11,141	1,250	4,171	5,610	(1,392)	30,273
External	9,016	10,346	1,235	4,035	5,641	-	30,273
Inter-segment	477	795	15	136	(31)	(1,392)	-

Profit/(loss) before tax
Half-year to:
30 June 2014	2,258	7,894	989	825	374	-	12,340
30 June 2013	2,768	9,262	909	666	466	−	14,071
31 December 2013	(943)	6,591	785	555	1,506	−	8,494

Balance sheet information
At 30 June 2014
Total assets	1,430,863	874,334	61,289	437,706	125,630	(176,229)	2,753,593
Total liabilities	1,362,091	807,906	51,619	398,776	110,708	(176,229)	2,554,871

At 30 June 2013
Total assets	1,365,534	799,842	63,292	473,218	123,032	(179,602)	2,645,316
Total liabilities	1,304,260	742,802	53,801	434,361	107,333	(179,602)	2,462,955

At 31 December 2013
Total assets	1,392,959	831,791	60,810	432,035	113,999	(160,276)	2,671,318
Total liabilities	1,326,537	770,938	50,706	393,635	99,319	(160,276)	2,480,859

1 Net operating income before loan impairment charges and other credit risk provisions.

Financial information presented on previous geographical operating segments

The following information is presented in accordance with our previous geographical operating segmentation as set out in the Annual Report and Accounts 2013 on page 472.

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net operating income1
Half-year to 30 June 2014
Net operating income	10,873	7,221	5,232	1,294	4,067	4,265	(1,785)	31,167
External	10,335	6,628	4,715	1,271	3,948	4,270	-	31,167
Inter-segment	538	593	517	23	119	(5)	(1,785)	-

Half-year to 30 June 2013
Net operating income	11,474	6,643	7,003	1,253	4,632	4,958	(1,591)	34,372
External	11,092	6,098	6,409	1,262	4,534	4,977	-	34,372
Inter-segment	382	545	594	(9)	98	(19)	(1,591)	-

Half-year to 31 December 2013
Net operating income	9,493	6,560	4,975	1,250	4,171	5,610	(1,786)	30,273
External	9,016	5,933	4,413	1,235	4,035	5,641	-	30,273
Inter-segment	477	627	562	15	136	(31)	(1,786)	-

1 Net operating income before loan impairment charges and other credit risk provisions.

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Profit/(loss) before tax
Half-year to:
30 June 2014	2,258	4,549	3,345	989	825	374	-	12,340
30 June 2013	2,768	4,205	5,057	909	666	466	−	14,071
31 December 2013	(943)	3,884	2,707	785	555	1,506	−	8,494

Balance sheet information
At 30 June 2014
Total assets	1,430,863	574,679	357,721	61,289	437,706	125,630	(234,295)	2,753,593
Total liabilities	1,362,091	547,402	318,570	51,619	398,776	110,708	(234,295)	2,554,871

At 30 June 2013
Total assets	1,365,534	528,712	325,271	63,292	473,218	123,032	(233,743)	2,645,316
Total liabilities	1,304,260	498,691	298,252	53,801	434,361	107,333	(233,743)	2,462,955

At 31 December 2013
Total assets	1,392,959	555,413	335,937	60,810	432,035	113,999	(219,835)	2,671,318
Total liabilities	1,326,537	523,579	306,918	50,706	393,635	99,319	(219,835)	2,480,859

8. Reconciliation of reported and constant currency profit before tax

	Half-year to 30 June 2014 ('1H14') compared with half-year to 30 June 2013 ('1H13')
	1H13 as reported US$m	Currency translation adjustment US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change %	Constant currency change %
HSBC
Net interest income	17,819	(235)	17,584	17,405	(2)	(1)
Net fee income	8,404	(44)	8,360	8,177	(3)	(2)
Net trading income	6,362	142	6,504	3,275	(49)	(50)
Own credit spread	(19)	4	(15)	(215)	(1,032)	(1,333)
Other income/(expense) from financial instruments designated at fair value	(1,178)	(78)	(1,256)	1,875
Net income/(expense) from financial instruments designated at fair value	(1,197)	(74)	(1,271)	1,660
Gains less losses from financial investments	1,856	16	1,872	946	(49)	(49)
Net earned insurance premiums	6,226	(17)	6,209	6,137	(1)	(1)
Other operating income (including dividend income)	1,053	(30)	1,023	626	(41)	(39)

Total operating income	40,523	(242)	40,281	38,226	(6)	(5)

Net insurance claims incurred and movement in liabilities to policyholders	(6,151)	(19)	(6,170)	(7,059)	(15)	(14)

Net operating income	34,372	(261)	34,111	31,167	(9)	(9)

Loan impairment charges and other credit risk provisions	(3,116)	106	(3,010)	(1,841)	41	39

Net operating income	31,256	(155)	31,101	29,326	(6)	(6)

Operating expenses	(18,399)	125	(18,274)	(18,266)	1	-

Operating profit	12,857	(30)	12,827	11,060	(14)	(14)

Share of profit in associates and joint ventures	1,214	22	1,236	1,280	5	4

Profit before tax	14,071	(8)	14,063	12,340	(12)	(12)

By global business
Retail Banking and Wealth Management	3,267	43	3,310	3,045	(7)	(8)
Commercial Banking	4,133	16	4,149	4,771	15	15
Global Banking and Markets	5,723	(46)	5,677	5,033	(12)	(11)
Global Private Banking	108	11	119	364	237	206
Other	840	(32)	808	(873)

Profit before tax	14,071	(8)	14,063	12,340	(12)	(12)

By geographical region
Europe	2,768	227	2,995	2,258	(18)	(25)
Asia	9,262	(98)	9,164	7,894	(15)	(14)
Middle East and North Africa	909	(3)	906	989	9	9
North America	666	(33)	633	825	24	30
Latin America	466	(101)	365	374	(20)	2

Profit before tax	14,071	(8)	14,063	12,340	(12)	(12)

	Half-year to 30 June 2014 ('1H14') compared with half-year to 31 December 2013 ('2H13')
	2H13 as reported US$m	Currency translation adjustment US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change %	Constant currency change %
HSBC
Net interest income	17,720	66	17,786	17,405	(2)	(2)
Net fee income	8,030	39	8,069	8,177	2	1
Net trading income	2,328	(87)	2,241	3,275	41	46
Own credit spread	(1,227)	(13)	(1,240)	(215)	82	83
Other income/(expense) from financial instruments designated at fair value	3,192	109	3,301	1,875	(41)	(43)
Net income/(expense) from financial instruments designated at fair value	1,965	96	2,061	1,660	(16)	(19)
Gains less losses from financial investments	156	-	156	946	506	506
Net earned insurance premiums	5,714	12	5,726	6,137	7	7
Other operating income (including dividend income)	1,901	6	1,907	626	(67)	(67)

Total operating income	37,814	132	37,946	38,226	1	1

Net insurance claims incurred and movement in liabilities to policyholders	(7,541)	(23)	(7,564)	(7,059)	6	7

Net operating income	30,273	109	30,382	31,167	3	3

Loan impairment charges and other credit risk provisions	(2,733)	(3)	(2,736)	(1,841)	33	33

Net operating income	27,540	106	27,646	29,326	6	6

Operating expenses	(20,157)	(146)	(20,303)	(18,266)	9	10

Operating profit	7,383	(40)	7,343	11,060	50	51

Share of profit in associates and joint ventures	1,111	-	1,111	1,280	15	15

Profit before tax	8,494	(40)	8,454	12,340	45	46

By global business
Retail Banking and Wealth Management	3,382	20	3,402	3,045	(10)	(10)
Commercial Banking	4,308	2	4,310	4,771	11	11
Global Banking and Markets	3,718	(45)	3,673	5,033	35	37
Global Private Banking	85	-	85	364	328	328
Other	(2,999)	(17)	(3,016)	(873)	71	71

Profit before tax	8,494	(40)	8,454	12,340	45	46

By geographical region
Europe	(943)	61	(882)	2,258
Asia	6,591	(10)	6,581	7,894	20	20
Middle East and North Africa	785	(3)	782	989	26	26
North America	555	(24)	531	825	49	55
Latin America	1,506	(64)	1,442	374	(75)	(74)

Profit before tax	8,494	(40)	8,454	12,340	45	46

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2014	30 June 2013	Change	30 June 2014	31 December 2013	Change
	US$m	US$m	%	US$m	US$m	%

Reported revenue	31,167	34,372	(9)	31,167	30,273	3
Constant currency		(265)			122
Own credit spread	215	19		215	1,227
Acquisitions, disposals and dilutions	(23)	(1,406)		(23)	(1,332)

Underlying revenue	31,359	32,720	(4)	31,359	30,290	4

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions ('LICs')

	Half-year to
	30 June 2014	30 June 2013	Change	30 June 2014	31 December 2013	Change
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(1,841)	(3,116)	41	(1,841)	(2,733)	33
Constant currency		106			(3)
Acquisitions, disposals and dilutions	2	44		2	17

Underlying LICs	(1,839)	(2,966)	38	(1,839)	(2,719)	32

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2014	30 June 2013	Change	30 June 2014	31 December 2013	Change
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(18,266)	(18,399)	1	(18,266)	(20,157)	9
Constant currency		125			(146)
Acquisitions, disposals and dilutions	26	315		26	146

Underlying operating expenses	(18,240)	(17,959)	(2)	(18,240)	(20,157)	10

Underlying cost efficiency ratio	58.2%	54.9%		58.2%	66.5%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2014	30 June 2013	Change	30 June 2014	31 December 2013	Change
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	12,340	14,071	(12)	12,340	8,494	45
Constant currency		(12)			(27)
Own credit spread	215	19		215	1,227
Acquisitions, disposals and dilutions	5	(1,061)		5	(1,067)

Underlying profit before tax	12,560	13,017	(4)	12,560	8,627	46

9. Contingent liabilities, contractual commitments and guarantees

	At	At	At
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m
Guarantees and contingent liabilities
Guarantees	87,800	80,600	84,554
Other contingent liabilities	394	228	182

	88,194	80,828	84,736

Commitments
Documentary credits and short-term trade-related transactions	12,986	13,078	12,154
Forward asset purchases and forward deposits placed	2,353	710	1,005
Undrawn formal standby facilities, credit lines and other
commitments to lend	626,729	574,158	574,444

	642,068	587,946	587,603

Capital Commitments

In addition to the commitments disclosed above, at 30 June 2014 HSBC had US$513m (30 June 2013: US$401m; 31 December 2013: US$401m) of capital commitments contracted but not provided for and US$232m (30 June 2013: US$196m; 31 December 2013: US$112m) of capital commitments authorised but not contracted for.

10. Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material, either individually or in the aggregate. The recognition of provisions is determined in accordance with the accounting policies set out in Note 2 of the Interim Report 2014. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 30 June 2014. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al. (N.D. Ill. No. 02 C5893), filed on 19 August 2002 in the US District Court for the Northern District of Illinois (the 'Illinois District Court'). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934 and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International'sConsumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the Court-appointed claims administrator to the Illinois District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claim form requirements, which the Illinois District Court, in September 2012, rejected for the most part. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain claims submission issues.

On 4 October 2013, the Illinois District Court denied the defendants' additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs' motions for a partial final judgement and awarded pre-judgement interest at the prime rate, compounded annually. Subsequently, on 17 October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately US$2.5bn. In addition to the partial judgement that has been entered, there also remain approximately US$625m in claims, prior to imposition of pre-judgement interest, that still are subject to objections that have not yet been ruled upon by the Illinois District Court.

The defendants have filed a Notice of Appeal of the partial final judgement, and oral argument was heard by the US Court of Appeals for the Seventh Circuit on 29 May 2014. We await a decision from the appellate court. The defendants have also filed a Supersedeas Bond in the approximate amount of the judgement (US$2.5bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the Illinois District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for relief on appeal. The timing and outcome of the ultimate resolution of this matter is uncertain.

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. If the Court of Appeals rejects or only partially accepts our arguments, the amount of damages, based upon that partial final judgement, and other pending claims and the application of pre-judgement interest on those pending claims, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.6bn. Once a judgement is entered (such as the approximately US$2.5bn partial final judgement entered on 17 October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the one-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management's best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme, and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150-year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. Other individuals associated with Madoff Securities have also pleaded guilty, and several former employees of Madoff Securities were recently convicted at trial in the US and are awaiting sentencing.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In December 2011, claims against HSBC and other defendants by fund investors in three related putative class actions pending in the US District Court for the Southern District of New York (the 'New York District Court') were dismissed on grounds of forum non conveniens. In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of the claims. The plaintiffs filed a petition for panel rehearing, and rehearing en banc. In May 2014, the Court of Appeals denied the request for panel rehearing. The request for rehearing en banc remains pending.

The Madoff Securities trustee has commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other non-HSBC companies and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various non-HSBC co-defendants and alleged that HSBC aided and abetted Madoff's fraud and breach of fiduciary duty. In July 2011, the New York District Court dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them, and that dismissal was affirmed in a decision issued by the US Court of Appeals for the Second Circuit in June 2013. On 30 June 2014, the US Supreme Court denied the trustee's petition for writ of certiorari, rendering final the dismissal of the trustee's common law claims.

The trustee's remaining US claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds in connection with financing transactions HSBC had entered into with various clients, as well as fees earned by HSBC for providing custodial, administrative and similar services to the funds. These claims were withdrawn from the US Bankruptcy Court to the New York District Court in order to decide certain preliminary legal questions. The last of those questions was decided by the New York District Court on 7 July 2014, when the New York District Court ruled that the US Bankruptcy Code does not provide the trustee with a right to recover money that was transferred between foreign entities, even if that money is ultimately traceable to Madoff Securities. This decision, as well as the other New York District Court rulings, are subject to appeal and have not been applied to the facts of the trustee's cases against HSBC, so their impact on the trustee's remaining claims is uncertain.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud. HSBC has not been served with the trustee's English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (collectively, 'Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated net asset values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The UK Privy Council on 16 April 2014 issued a decision that the funds' net asset values were binding despite Madoff Securities' fraud and dismissed the BVI common law claims. An application seeking to remove the foreign representative's authority to pursue the US actions is pending with the BVI court. The Fairfield actions in the US remain stayed in the US Bankruptcy Court pending action on the part of the foreign representative to lift the stay and further developments in the BVI litigation.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims, but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, following completion of a broad horizontal review of industry residential mortgage foreclosure practices, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency ('OCC'), and HSBC Finance and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board ('FRB') (together with the OCC order, the 'Servicing Consent Orders'). These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures pending or completed between January 2009 and December 2010 (the 'Independent Foreclosure Review') to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the 'IFR Settlement Agreements'), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which HSBC and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, is providing other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC's agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The FRB has agreed that any assessment of civil money penalties by the FRB will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012, five of the largest US mortgage servicers (not including any HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with other mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices including, but not limited to, matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation, and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.5bn and US$6bn as at 31 December 2013 and 30 June 2014, respectively.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

In June 2014, a lawsuit was filed in New York State court against HSBC Bank USA as trustee of 264 trusts (the 'Trusts'). Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The plaintiffs are investors in the trusts and include, among others, BlackRock and PIMCO funds. The lawsuits are brought derivatively on behalf of the trusts. The complaint against HSBC Bank USA alleges that the Trusts have sustained losses in collateral value of over US$32bn. The lawsuit seeks unspecified damages resulting from an alleged breach of the US Trust Indenture Act, breach of fiduciary duties, and negligence. This action is at an early stage.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency ('FHFA'), acting in its capacity as conservator for the Federal National Mortgage Association ('Fannie Mae') and the Federal Home Loan Mortgage Corporation ('Freddie Mac') in the New York District Court against HSBC Bank USA, HNAH, HSI and HSI Asset Securitization ('HASCO') and five former and current officers and directors of HASCO, seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. The aggregate unpaid principal balance of the securities was approximately US$1.5bn as at 30 June 2014.

This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc., et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the New York District Court issued its decision denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The New YorkDistrict Court's ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and its affiliates. On 5 April 2013, the US Court of Appeals for the Second Circuit affirmed the ruling of the New York District Court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits.

Discovery in HSBC's case continues. Factual discovery closed in December 2013. Expert discovery is scheduled to continue through August 2014. Various defendants' motions for summary judgement and other applications have been fully briefed and are currently pending before the court. A trial is currently scheduled to begin on 29 September 2014. These dates are subject to change by the court.

The timing and outcome of this matter are uncertain. It is possible that HSBC could be found liable to pay damages; and based upon the information currently available, it is possible that those damages could be as high as US$1.6bn.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (a subsidiary of HSBC Finance) have been named as defendants in a number of mortgage loan repurchase actions brought by trustees of securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least US$1bn. Motions to dismiss are fully briefed and pending in two of the actions. HSBC Finance was dismissed, on motion, as a defendant in the third action but the case remains pending against Decision One Mortgage Company LLC.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other governmental authorities in February 2012 exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney's Office for the Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, are highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC, and HNAH entered into a consent cease and desist order with the FRB (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney's Office for the Eastern District of New York, and the US Attorney's Office for the Northern District of West Virginia (the 'US DPA'); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the 'DANY DPA'); and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. In addition, HSBC Bank USA entered into a civil money penalty order with FinCEN and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Conduct Authority ('FCA'), to comply with certain forward-looking AML- and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1.9bn to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a 'skilled person' under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC's AML and sanctions compliance function and HSBC's progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY's charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters that are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC's compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML, BSA or sanctions matters not covered by the various agreements.

On 7 May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. in New York State Supreme Court against the directors, certain officers and certain former directors and officers of those HSBC companies, alleging that those directors and officers breached their fiduciary duties to the companies and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. This action is at an early stage.

Tax and broker-dealer investigations
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with its investigation. In August 2013, the DoJ informed HSBC Private Bank Suisse SA that it is not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had been authorised. The DoJ also requested additional information from HSBC Private Bank Suisse SA and other Swiss banks regarding the transfer of assets to and from US person-related accounts and employees who serviced those accounts. HSBC Private Bank Suisse SA is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India. In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. In addition, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the SEC and is cooperating with the SEC's investigation.

In addition, HSBC has been informed that magistrates in Belgium and France are conducting inquiries regarding whether HSBC Private Bank Suisse SA acted appropriately in relation to certain customers who had Belgian and French tax reporting requirements, respectively.

Based on the facts currently known, with respect to each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and enforcement authorities around the world, including in the UK, the US, the EU, Switzerland, Thailand, South Korea, Australia and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 4 December 2013, the European Commission (the 'Commission') announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure. On 20 May 2014, HSBC received a Statement of Objections from the Commission, alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC intends to respond to the Commission's Statement of Objections in due course.

Based on the facts currently known, with respect to each of theseongoing regulatory investigations, reviews and proceedings, there is a high degree of uncertainty as to the terms on which the ongoing investigations, reviews or proceedings will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('CEA'), and state law.

In March 2013, the New York District Court overseeing the consolidated proceedings that encompass a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions, dismissing the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court's decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals on the ground that they were premature. The Court of Appeals also denied the plaintiffs' subsequent motion for reconsideration. On 30 June 2014, the US Supreme Court agreed to hear the plaintiffs' appeal from the Court of Appeals' decision.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations, and the defendants filed motions to dismiss those amended complaints. On 23 June 2014, the New York District Court issued an opinion and order that, among other things, denied the plaintiffs' request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants' motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision, and the New York District Court has not yet ruled on whether and to what extent those other actions may now proceed.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate ('Tibor'). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law. In April 2013, the plaintiff filed a second amended complaint, which the defendants moved to dismiss. On 29 March 2014, the New YorkDistrict Court issued an opinion dismissing the plaintiffs' claims under the US antitrust laws and state law and sustaining their claims under the CEA. HSBC has moved for reconsideration of that aspect of the opinion sustaining the CEA claims, and that motion remains pending. On 17 June 2014, the plaintiffs moved for leave to file a third amended complaint. HSBC expects to respond to the plaintiffs' motion in due course.

In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA, and state law. On 2 May 2014, the plaintiffs filed a second amended complaint, and subsequently sought and received leave to file a third amended complaint. By order of the court, the deadline for filing the third amended complaint has been stayed until 9 September 2014 or subsequent order of the court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Foreign exchange rate investigations and litigation

Various regulators and competition and enforcement authorities around the world, including in the UK, the US, the EU, Hong Kong and elsewhere, are conducting investigations and reviews into a number of firms, including HSBC, related to trading on the foreign exchange markets. HSBC and its affiliates in relevant jurisdictions are cooperating with these investigations and reviews. These investigations and reviews are ongoing, and based on the facts currently known there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

In addition, in late 2013 and early 2014, HSBC and a number of other banks were named as defendants in various putative class actions filed in the New York District Court on behalf of persons who executed foreign currency trades that settled on the basis of foreign exchange rates published by WM/Reuters or that otherwise occurred during the time periods when the WM/Reuters rates were being set. The complaints allege, amongst other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange rates in violation of US antitrust laws. In February 2014, the New York District Court appointed interim lead class counsel on behalf of putative class members in the US, and such counsel filed a consolidated amended complaint on 31 March 2014. A separate putative class action is also pending on behalf of a putative class comprised of Norwegian citizens. HSBC and other defendants filed motions to dismiss both actions on 30 May 2014. Those motions remain pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Gold and silver fix-related litigation

Since March 2014, numerous putative class actions have been filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California naming HSBC and a number of other members of The London Gold Market Fixing Ltd as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix in order to reap profits on proprietary trades. Plaintiffs have filed a motion for transfer with the Judicial Panel on Multi-District Litigation requesting assignment to and consolidation in the New York District Court. That motion is pending.

In July 2014, putative class actions were filed in the US District Court for the Southern and Eastern Districts of New York naming HSBC and the other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of the US Commodity Exchange Act and US antitrust laws. These actions are at a very early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response and attended an oral hearing in May 2014 at which the other defendants were also present. Following the oral hearing, the Commission decided to conduct a further investigation phase before deciding whether or how to proceed with the case. HSBC is cooperating with this further investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or potential impact on HSBC.

In addition, HSBC Bank USA, HSBC Holdings and HSBC Bank have been named as defendants, among others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several financial institutions, conspired to restrain trade in violation of the federal antitrust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

On 16 October 2013, the Judicial Panel on Multi-District Litigation ordered that all cases be consolidated in the New York District Court as In re Credit Default Swaps Antitrust Litigation (MDL No. 2476). On 5 December 2013, the New York District Court held its initial pre-trial conference, at which time it selected lead interim class counsel and set a schedule for the filing of an amended consolidated complaint and motions to dismiss that complaint. The amended consolidated complaint was filed on 31 January 2014, naming HSBC Bank USA and HSBC Bank as defendants, among others. Following the filing of defendants' motions to dismiss in March 2014, plaintiffs filed a second amended consolidated complaint on 11 April 2014. Defendants moved to dismiss that second amended consolidated complaint on 23 May 2014. That motion remains pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. ('HSBC Brazil'), alleging, among other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (the 'Supreme Court'). The proceedings in the Supreme Court were due to commence in February 2014 but have since been postponed without a scheduled start date. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court's final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (the 'Superior Civil Court') is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$838m, although the upper end of this range is considered unlikely.

11. Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2014 was declared by the Directors on 4 August 2014, as described in Note 2.

12. Capital resources

Capital ratios1

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	%	%	%
CRD IV year 1 transition
Common equity tier 1 ratio	11.2	n/a	10.8
Tier 1 ratio	12.3	n/a	12.0
Total capital ratio	15.4	n/a	14.9

CRD IV end point
Common equity tier 1 ratio	11.3	10.1	10.9

Basel 2.5
Core tier 1 ratio	n/a	12.7	13.6
Tier 1 ratio	n/a	13.6	14.5
Total capital ratio	n/a	16.6	17.8

Composition of regulatory capital

	CRD IV Year 1 transition		Basel 2.5
	At 30 June 2014 US$m	Estimated at 31 December 2013 US$m	At 31 December 2013 US$m	At 30 June 2013 US$m

Tier 1 capital
Shareholders' equity	173,453	164,057	173,449	165,816
Shareholders' equity per balance sheet2	190,281	181,871	181,871	174,070
Foreseeable interim dividend3	(1,671)	(3,005)
Preference share premium	(1,405)	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities4	(686)	(1,166)	(1,166)	(998)
Deconsolidation of insurance entities	(7,215)	(6,387)

Non-controlling interests	3,792	3,644	4,955	4,754
Non-controlling interests per balance sheet	8,441	8,588	8,588	8,291
Preference share non-controlling interests	(2,153)	(2,388)	(2,388)	(2,395)
Non-controlling interests transferred to tier 2 capital	(487)	(488)	(488)	(490)
Non-controlling interests in deconsolidated subsidiaries	(824)	(757)	(757)	(652)
Surplus non-controlling interest disallowed in CET1	(1,185)	(1,311)

Regulatory adjustments to the accounting basis	(2,559)	(2,230)	480	178
Unrealised (gains)/losses in available-for-sale debt and equities5	(141)		1,121	1,071
Own credit spread6	1,314	1,112	1,037	137
Debit valuation adjustment	(354)	(451)
Defined benefit pension fund adjustment7	(2,301)	(1,731)	(518)	70
Reserves arising from revaluation of property	(1,346)	(1,281)	(1,281)	(1,284)
Cash flow hedging reserve	269	121	121	184

Deductions	(34,616)	(34,238)	(29,833)	(29,858)
Goodwill and intangible assets	(24,752)	(24,899)	(25,198)	(24,994)
Deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	(945)	(680)
Additional valuation adjustment (referred to as PVA)	(1,688)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)	(904)	(677)
50% of securitisation positions			(1,684)	(1,722)
50% of tax credit adjustment for expected losses			151	134
Excess of expected losses over impairment allowances	(6,327)	(5,976)	(3,102)	(3,276)

Common equity/core tier 1 capital	140,070	131,233	149,051	140,890

	CRD IV Year 1 transition		Basel 2.5
	At 30 June 2014 US$m	Estimated at 31 December 2013 US$m	At 31 December 2013 US$m	At 30 June 2013 US$m
Additional tier 1 capital
Other tier 1 capital before deductions	13,977	14,573	16,110	15,790
Preference share premium	1,160	1,160	1,405	1,405
Preference share non-controlling interests	1,955	1,955	2,388	2,395
Allowable non-controlling interest in AT1	635	731
Hybrid capital securities	10,227	10,727	12,317	11,990

Deductions	(164)	(165)	(7,006)	(6,538)
Unconsolidated investments8	(164)	(165)	(7,157)	(6,672)
50% of tax credit adjustment for expected losses			151	134

Tier 1 capital	153,883	145,641	158,155	150,142

Tier 2 capital
Total qualifying tier 2 capital before deductions	39,197	35,786	47,812	45,009
Reserves arising from revaluation of property and unrealised gains in available-for-sale equities			2,755	2,567
Collective impairment allowances			2,616	2,799
Allowable non-controlling interest in tier 2	47	86
Perpetual subordinated debt	2,218	2,218	2,777	2,777
Term subordinated debt	36,692	33,242	39,364	36,566
Non-controlling interests in tier 2 capital	240	240	300	300

Total deductions other than from tier 1 capital	(246)	(248)	(11,958)	(11,701)
Unconsolidated investments8	(246)	(248)	(7,157)	(6,672)
50% of securitisation positions			(1,684)	(1,722)
50% of excess of expected losses over impairment allowances			(3,102)	(3,276)
Other deductions			(15)	(31)

Total regulatory capital	192,834	181,179	194,009	183,450

	CRD IV Year 1 transition	Basel 2.5
	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

Risk-weighted assets
Credit risk	966,010	867,014	864,300
Counterparty credit risk	101,361	48,581	45,731
Market risk	63,138	70,906	63,416
Operational risk	118,063	118,263	119,206

Total	1,248,572	1,104,764	1,092,653

1 On 1 January 2014, CRD IV came into force and capital and RWAs at 30 June 2014 are calculated and presented on this basis. Prior to this date, capital and RWAs were calculated and presented on a Basel 2.5 basis. In addition, capital and RWAs at 31 December 2013 were estimated based on the Group's interpretation of final CRD IV legislation and final rules issued by the PRA.

2 Includes externally verified profits for the half-year to 30 June 2014.
3 This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
4 Mainly comprises unrealised gains/losses in available-for-sale debt securities related to SPEs.
5 Unrealised gains/losses in AFS securities are net of tax.
6 Includes own credit spread on trading liabilities.

7 Under Basel 2.5, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.

8 Mainly comprise investments in insurance entities.

13. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

14. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2013 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2014. The Interim Report 2014 was approved by the Board of Directors on 4 August 2014. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2014.

15. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries have purchased, sold or redeemed any of our listed securities during the six months ended 30 June 2014.

16. Proposed interim dividends for 2014

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2014 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2014	dividend for 2014

Announcement	6 October 2014	23 February 2015
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	23 October 2014	12 March 2015
ADSs quoted ex-dividend in New York	22 October 2014	11 March 2015
Record date in London, Hong Kong, New York, Paris and Bermuda1	24 October 2014	13 March 2015
Payment date	10 December 2014	7 May 2015

1 Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

17. Interim Management Statement and Final results

An Interim Management Statement for the three-month period ending 30 September 2014 is expected to be issued on 3 November 2014. The results for the year to 31 December 2014 are expected to be announced on 23 February 2015.

18. Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2014, HSBC Holdings plc has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the review on corporate governance in UK banks and other financial industry entities ('The Walker Report'), is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). In the absence of Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2013 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The Directors of HSBC Holdings plc as at the date of this announcement are:

Kathleen Casey1, Safra Catz1, Laura Cha1, Sir Jonathan Evans1, Joachim Faber1, Rona Fairhead1, Renato Fassbind1, Douglas Flint, Stuart Gulliver, Sam Laidlaw1, John Lipsky1, Rachel Lomax1, Iain Mackay, Marc Moses, Sir Simon Robertson1 and Jonathan Symonds1.

1 Independent non-executive Director.

The Group Audit Committee has reviewed the results for the six months to 30 June 2014.

19. Interim Report

The Interim Report 2014 will be sent to shareholders on or about 15 August 2014. Copies of the Interim Report 2014 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Global Publishing Services, HSBC-North America, 7th Floor, 10 East 40th Street, New York, 10018, USA. The Interim Report 2014 and Media Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2014 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2014 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

20. For further information contact:

Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations Guy Lewis Telephone: +44 (0)20 7992 1938
Malcolm Wallis Telephone: +852 2822 1268 Gareth Hewett Telephone: +852 2822 4929	Hugh Pye Telephone: +852 2822 4908 Rebecca Self Telephone: +44 (0)20 7991 3643

Please click on the following link to view the HSBC Holdings plc Data Pack for 2Q 2014

http://www.rns-pdf.londonstockexchange.com/rns/1240O_-2014-8-3.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 04 August 2014